Exhibit 12

MEDCO HEALTH SOLUTIONS, INC.

Computation of Ratios of Earnings to Fixed Charges

(In millions, except ratio data)

		Years Ended
	Quarter Ended March 27, 2004	Dec. 27 2003	Dec. 28 2002	Dec. 29 2001	Dec. 30 2000	Dec. 25 1999
Income Before Taxes	$174.8	$728.7	$620.3	$518.3	$447.5	$331.7
One-third of rents	3.9	20.2	17.1	13.5	11.1	11.7
Interest expense	23.7	29.3	0.3	0.9	0.7	1.4
Equity (income) loss from affiliates	1.2	5.8	4.8	1.8	—	—

Earnings	$203.6	$784.0	$642.5	$534.5	$459.3	$344.8

One-third of rents	$3.9	$20.2	$17.1	$13.5	$11.1	$11.7
Interest expense	23.7	29.3	0.3	0.9	0.7	1.4

Fixed charges	$27.6	$49.5	$17.4	$14.4	$11.8	$13.1

Ratio of Earnings to Fixed Charges(1)	7.4	15.8	36.9	37.1	38.9	26.3

(1)	The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and before fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor).